File number 82-524



FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991



06012065

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

22 March 2006

SUPPL

Dear Sir

Friends Provident plc - File number 82-524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

17 March 2006 Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

Enc.



Regulatory Announcement

Go to market news section



RECEIVED

2006 MAR 30 P 1:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:43 17-Mar-06
Number	PRNUK-1703

Treasury Shares

17 March 2006

Friends Provident plc announces that following the transfer of 28,609 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 39,696,788 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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